FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

July 29, 2010

Item 3.

News Release

The news release was disseminated through Canada News Wire on July 29, 2010.

Item 4.

Summary of Material Change

CanAlaska Uranium Commences ZTEM Airborne Survey for West McArthur Project

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, July 29th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to report the commencement of a property-wide deep penetrating airborne ZTEM survey on the West McArthur Project, a 50/50 joint venture between the Company and MC Resources Canada Ltd., a subsidiary of Mitsubishi Corporation (“JV”).  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.

470000
475000
480000
485000
490000
495000
500000
6425000
6420000
6415000
6410000
6405000
6400000
6395000
6390000
6385000
6380000
N
Kirsch Lake
Ens Lakes
S-108011
S-108010
S-108012
Rabinovitch Lake
S-111413
Halliday Lake
S-107561
Close Lake
Young Lake
S-107562
Grid 1
Grid 2
S-107565
S-111412
S-107563
McArthur River Mine
Jansen Lakes
Grid 5
Fox Lake
S-107773
Hughes Lake
Firneisz Lake
Mann Lake
Marean Lake
0
2.5
5
10
Kilometres
CanAlaska Uranium Ltd.
Mitsubishi Corporation
West McArthur Project
2010 Grids
UTM NAD 83, Zone 13
NTS: 074H11, H14
Scale: 1: 200 000
Date: Jul. 27, 2010
Drawn by: AS
PR Jul 2010

The JV initiated the survey after reviewing data available from a test survey across the Grid 1 area as well as survey data from other properties indicating the ability of the ZTEM system to resolve deep conductive targets better than existing VTEM or MEGATEM surveys.

President Peter Dasler commented, “We have been successful in locating hydrothermally-altered zones within three Grids on the West McArthur Property, based on initial MegaTEM and, later, VTEM surveys.  The aim of the JV partners is to systematically identify other similar targets and build exploration programs around them, but also to sequentially develop a new target zone each year.  In 2010, the JV concentrated on the Grid 1 target and encountered success in identifying uranium mineralization and basement offsets within the target area.  Additional drilling is required to intercept the trend of the offsets.  In the Grid 5 area, we were able to define during Winter 2010 exploration a zone of disruption within the main conductor and a strong resistivity anomaly in the same area, indicating a very good drill target for uranium mineralization.  The ZTEM survey will provide us with additional information in this immediate area as well as look for additional similar targets for future exploration planning.   Our aim is to systematically drill-test the best exploration targets during a five-year exploration plan in conjunction with our JV partner.”

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of July 2010.